SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 2, 2012

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2011

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 12-017E
3:00 P.M. JST, February 2, 2012

Consolidated Financial Results
for the Third Quarter Ended December 31, 2011

Tokyo, February 2, 2012 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2011 (October 1, 2011 to December 31, 2011).

●
Consolidated sales decreased significantly year-on-year primarily due to the impact of the floods in Thailand, deterioration in market conditions in developed countries, and unfavorable foreign exchange rates.

●
Consolidated operating loss was recorded compared to income in the same quarter of the previous fiscal year, primarily due to a significant deterioration in equity in net income (loss) of affiliated companies, in addition to the above-mentioned factors.

●
The deterioration in equity in net income (loss) of affiliated companies was primarily due to an impairment loss on the shares of S-LCD, which were sold in January 2012, and the recording of a valuation allowance on deferred tax assets at Sony Ericsson.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2010	2011	Change in yen	2011*
Sales and operating revenue	¥2,206.2	¥1,822.9	-17.4%	$23,370
Operating income (loss)	137.5	(91.7)	-	(1,176)
Income (loss) before income taxes	131.5	(105.9)	-	(1,358)
Net income (loss) attributable to Sony Corporation’s stockholders	72.3	(159.0)	-	(2,038)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥72.08	¥(158.40)	-	$(2.03)
- Diluted	71.96	(158.40)	-	(2.03)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011*
Operating income (loss)	¥137.5	¥(91.7)	-%	$(1,176)
Less: Equity in net income (loss) of affiliated companies**	2.6	(108.8)	-	(1,395)
Add: Restructuring charges recorded within operating expenses***	16.0	4.5	-72.0	58
Add: LCD television asset impairment****	-	2.1	-	27
Operating income, as adjusted	¥150.9	¥23.7	-84.3%	$304

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 78 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2011.

**  Equity in net loss of affiliated companies for the third quarter ended December 31, 2011 includes an impairment loss of 63.4 billion yen (813 million U.S. dollars) on Sony’s shares of S-LCD Corporation (“S-LCD”), which were sold in January 2012　(for further details, see page 4).  Also included is a 33.0 billion yen (424 million U.S. dollars) valuation allowance (50% of the 654 million euro valuation allowance which Sony Ericsson Mobile Communications AB (“Sony Ericsson”) recorded under U.S. GAAP against certain of its deferred tax assets) (for further details, see page 7).

***  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sale, disposal or impairment of assets and other, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

****  The 2.1 billion yen (27 million U.S. dollars) asset impairment, a non-cash charge recorded within operating results, is primarily due to the estimated fair value of long-lived assets associated with the LCD television asset group being lower than net book value.  The corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  Sony has not included this loss on impairment in restructuring charges.  Sony also recorded impairment losses in the LCD television asset group of 27.1 billion yen for the fourth quarter of the fiscal year ended March 31, 2010 and 8.6 billion yen for the second quarter of the fiscal year ending March 31, 2012.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  For further details of new segments and categories, see page F-8.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the three and nine months ended December 31 of the previous fiscal year have been revised to conform to the current year’s presentation.

The Pictures, Music and Financial Services segments remain unchanged.

The equity earnings from Sony Ericsson continue to be presented as a separate segment.  In October 2011, Sony and Telefonaktiebolaget LM Ericsson (“Ericsson”) announced that Sony had agreed to acquire Ericsson’s shares in Sony Ericsson and that as a result Sony Ericsson will become a wholly-owned subsidiary of Sony.  The transaction is expected to close in February 2012, subject to customary closing conditions including regulatory approvals.

Consolidated Results for the Third Quarter Ended December 31, 2011

Sales were 1,822.9 billion yen (23,370 million U.S. dollars), a decrease of 17.4% compared to the same quarter of the previous fiscal year (“year-on-year”) primarily due to the impact of the floods in Thailand which began in October 2011 (“the Floods”), deterioration in market conditions in developed countries, and unfavorable foreign exchange rates.  Sales decreased significantly, mainly in the CPS and PDS segments as discussed in the Operating Performance Highlights section below.

During the quarter ended December 31, 2011, the average rates of the yen were 76.4 yen against the U.S. dollar and 102.8 yen against the euro, which were 6.9% and 7.7% higher, respectively, than the previous fiscal year’s third quarter.  On a local currency basis, sales decreased 12% year-on-year.  For references to sales on a local currency basis, see Note on page 11.

Operating loss of 91.7 billion yen (1,176 million U.S. dollars) was recorded, compared to operating income of 137.5 billion yen in the same quarter of the previous fiscal year.  This was primarily due to a significant deterioration in equity in net income (loss) of affiliated companies, deterioration in the cost of sales ratio, and a decrease in gross profit from significantly lower sales.  For further details, see Operating Performance Highlights by Business Segment section below.

Restructuring charges, net, decreased 11.5 billion yen year-on-year to 4.5 billion yen (58 million U.S. dollars).  CPS segment restructuring charges were 1.0 billion yen (13 million U.S. dollars) in the current quarter, compared with 3.6 billion yen in the same quarter of the previous fiscal year.  PDS segment restructuring charges were 2.4 billion yen (31 million U.S. dollars) in the current quarter, compared with 8.4 billion yen in the same quarter of the previous fiscal year.

Excluding equity in net income (loss) of affiliated companies, restructuring charges and the LCD television asset impairment, operating income on an as adjusted basis decreased by 127.2 billion yen year-on-year to 23.7 billion yen (304 million U.S. dollars).

Equity in net loss of affiliated companies, recorded within operating income (loss), was 108.8 billion yen (1,395 million U.S. dollars), compared to net income of 2.6 billion yen in the same quarter of the previous fiscal year.  Sony recorded equity in net loss for S-LCD of 66.0 billion yen (846 million U.S. dollars), compared to equity in net income of 2.1 billion yen in the same quarter of the previous fiscal year.  This was primarily due to the recording of the impairment loss of 63.4 billion yen (813 million U.S. dollars) on Sony’s shares of S-LCD, which were sold in January 2012.  Equity in net loss for Sony Ericsson of 43.1 billion yen (552 million U.S. dollars) was recorded, compared to equity in net income of 0.4 billion yen in the same quarter of the previous fiscal year.  This was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euro against certain of its deferred tax assets.  Sony reflected 50%, or 33.0 billion yen (424 million U.S. dollars), of this valuation allowance in equity in net loss of affiliated companies in Sony’s consolidated financial results; for further explanation, see “Sony Ericsson” on page 7.  In addition, the current quarter’s results were negatively impacted by a change in product and geographic mix, intense smartphone price competition and restructuring charges.

As a result of direct damage from inundation of Sony’s Thai manufacturing facilities resulting from the Floods, Sony incurred expenses of 8.9 billion yen (114 million U.S. dollars) during the current quarter, including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster.  These expenses were substantially offset by the recording of anticipated insurance recoveries.  In addition to the direct damage, due to the difficulty in procuring parts and components, production at several manufacturing facilities temporarily ceased.  As a result, Sony recorded charges of 4.6 billion yen (59 million U.S. dollars) during the current quarter, consisting of idle facility costs at manufacturing sites and other additional expenses.  Sony also saw a negative impact from the postponement of certain product launches caused by the temporary cessation of production at several manufacturing facilities, as well as significantly lower demand from commercial customers resulting from the Floods.  Sony has insurance policies that cover certain damages and related costs associated with fixed assets and inventories, additional restoration costs, as well as business interruption costs, that include opportunity losses.   Sony is currently examining the extent to which insurance will cover the business interruption costs, including opportunity losses, from the third quarter; no recoveries were recorded in the current quarter under this coverage.

The net effect of other income and expenses was an expense of 14.2 billion yen (182 million U.S. dollars) in the current quarter, compared to an expense of 6.0 billion yen in the same quarter of the previous fiscal year.  This increase was primarily due to an increase in net foreign exchange losses.

Loss before income taxes was 105.9 billion yen (1,358 million U.S. dollars), compared to income of 131.5 billion yen in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 28.9 billion yen (371 million U.S. dollars) of income tax expense.  Income tax expense was recorded despite the net loss before income taxes primarily due to Sony continuing to not recognize the tax benefit associated with losses at Sony Corporation and its national tax filing group in Japan which established a valuation allowance against certain deferred tax assets and equity in net loss of affiliated companies being reported net of income taxes.  Partially offsetting these factors was a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities and a corresponding income tax benefit of 32.7 billion yen (420 million U.S. dollars).  The majority of the tax benefit relates to the Financial Services segment.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 159.0 billion yen (2,038 million U.S. dollars), compared to net income of 72.3 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Consumer Products & Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥1,318.6	¥996.5	-24.4%	$12,776
Operating income (loss)	63.5	(85.7)	-	(1,099)

Sales decreased 24.4% year-on-year (a 19% decrease on a local currency basis) to 996.5 billion yen (12,776 million U.S. dollars).  Sales to outside customers decreased 25.3% year-on-year.  This was primarily due to a decrease in LCD television sales reflecting price declines, mainly resulting from deterioration in market conditions in Japan, Europe and North America, the impact from the Floods, and unfavorable exchange rates.  LCD television sales in Japan during the same quarter of the previous fiscal year benefited mainly from a program which provided consumers with a subsidy from the Japanese government.  The subsidy program ended on March 31, 2011.

Operating loss of 85.7 billion yen (1,099 million U.S. dollars) was recorded, compared to operating income of 63.5 billion yen in the same quarter of the previous fiscal year.  This was primarily due to deterioration in equity in net income (loss) of affiliated companies, as well as a decrease in gross profit due to lower sales and deterioration in the cost of sales ratio, partially offset by a decrease in selling, general and administrative expenses.    In the current quarter, Sony recorded an impairment loss of 63.4 billion yen (813 million U.S. dollars) on its shares of S-LCD to equity in net loss of affiliated companies, which is included in the CPS segment operating loss.  In January 2012, Sony sold all of its shares of S-LCD to Samsung Electronics Co., Ltd. for a sale price of 1.07 trillion Korean Won (72.3 billion yen as of the sale date).  Restructuring charges of 1.0 billion yen (13 million U.S. dollars) were recorded in the current quarter, compared to 3.6 billion yen in the same quarter of the previous fiscal year.  Categories contributing to the deterioration in operating results (excluding restructuring charges and the impairment loss related to S-LCD mentioned above) include LCD televisions, reflecting a decline in unit selling prices that exceeded cost and expense reductions, and the game business, reflecting higher marketing costs to promote network service platforms and lower sales of PlayStation®3 hardware due to a strategic price reduction.  Operating loss includes additional LCD panel related expenses resulting from low capacity utilization of S-LCD as well as the above-mentioned asset impairment of 2.1 billion yen (27 million U.S. dollars) associated with LCD television assets.

Professional, Device & Solutions

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥383.4	¥304.1	-20.7%	$3,899
Operating income (loss)	9.0	(14.8)	-	(190)

Sales decreased 20.7% year-on-year (a 15% decrease on a local currency basis) to 304.1 billion yen (3,899 million U.S. dollars), mainly due to decreases in component and semiconductor sales.  Sales to outside customers decreased 10.8% year-on-year.  The decrease in component sales was primarily due to the impact of the Floods that resulted in lower demand from commercial customers, as well as continued effects of the Great East Japan Earthquake of March 2011 (the “Earthquake”) on batteries and storage media.  The decrease in semiconductor sales was primarily due to lower unit sales as a result of damage to a manufacturing site and the impact from the lower demand resulting from the Floods.

Operating loss of 14.8 billion yen (190 million U.S. dollars) was recorded, compared to operating income of 9.0 billion yen recorded in the same quarter of the previous fiscal year.  This was primarily due to deterioration in the cost of sales ratio and a decrease in gross profit due to lower sales, partially offset by a decrease in selling, general and administrative expenses.  Restructuring charges of 2.4 billion yen (31 million U.S. dollars) were recorded in the current quarter, compared to 8.4 billion yen in the same quarter of the previous fiscal year.  Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) include semiconductors, reflecting the above-mentioned decrease in sales, as well as an increase in depreciation due to significant capital expenditures to increase production capacity.

*    *    *    *    *

Total inventory for the CPS and PDS segments, as of December 31, 2011, was 571.8 billion yen (7,331 million U.S. dollars), a decrease of 66.1 billion yen, or 10.4% year-on-year.  Inventory decreased by 172.2 billion yen, or 23.1% compared with the level as of September 30, 2011.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥149.0	¥160.6	+7.7%	$2,058
Operating income	4.7	0.7	-84.8	9

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 7.7% year-on-year (a 15% increase on a U.S. dollar basis) to 160.6 billion yen (2,058 million U.S. dollars).  Theatrical revenues increased due to a greater number of films being released in the current quarter as compared to the same quarter of the previous fiscal year.  Despite the strong performance of The Smurfs, home entertainment revenues decreased due to fewer major releases in the current quarter as compared to the same quarter of the previous fiscal year.  The current quarter also benefited from higher television revenues from U.S. network programming, revenues recognized from the consolidation of the Game Show Network, LLC (“GSN”), which was accounted for under the equity method in the same quarter of the previous fiscal year, and higher advertising revenues from SPE’s television networks in India.

Operating income decreased by 4.0 billion yen year-on-year to 0.7 billion yen (9 million U.S. dollars).  The decrease is primarily due to higher theatrical marketing costs in support of the greater number of theatrical releases in the current quarter.  The current quarter also reflects the theatrical underperformance of Arthur Christmas, while the third quarter of the prior year included the theatrical underperformance of How Do You Know.  These lower results were partially offset by the higher revenues for U.S. networks programming and higher advertising revenues from SPE’s television networks in India mentioned above.

Music

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥139.8	¥123.4	-11.7%	$1,582
Operating income	19.5	15.3	-21.7	196

The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC, a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 11.7% year-on-year (an 8% decrease on a local currency basis) to 123.4 billion yen (1,582 million U.S. dollars).  The decrease in sales is primarily due to fewer new significant releases in the current quarter compared to the same quarter of the previous fiscal year and the appreciation of the yen.  Best selling titles during the quarter included Adele’s 21 and Live at the Royal Albert Hall, Susan Boyle’s Someone to Watch Over Me, music from the hit U.S. television show Glee, and Toshinobu Kubota’s THE BADDEST～Hit Parade～.

Operating income decreased 4.2 billion yen year-on-year to 15.3 billion yen (196 million U.S. dollars).  The decrease reflects the impact of the lower sales mentioned above, partially offset by lower marketing expenses.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2010	2011	Change in yen	2011
Financial services revenue	¥209.1	¥220.1	+5.2%	$2,822
Operating income	32.7	32.6	-0.4	418

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  The results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 5.2% year-on-year to 220.1 billion yen (2,822 million U.S. dollars) mainly due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 9.6% year-on-year to 199.1 billion yen (2,552 million U.S. dollars) primarily due to an increase in insurance premium revenue reflecting a higher policy amount in force and an increase in net gains on sales of securities in the general account.

Operating income was essentially flat year-on-year as a deterioration in operating results at Sony Bank, reflecting a foreign exchange loss on foreign-currency denominated customer deposits compared to a gain in the same quarter of the previous fiscal year, was offset by an increase in operating income at Sony Life.  Operating income at Sony Life increased 6.6 billion yen year-on-year to 36.3 billion yen (466 million U.S. dollars).  This increase was primarily due to the above-mentioned increase in net gains on sales of securities in the general account.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euros)
	Quarter ended December 31
	2010	2011	Change in euros
Sales and operating revenue	€1,528	€1,288	-15.7%
Income (loss) before taxes	29	(233)	-
Net income (loss)	7	(853)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended December 31, 2011 decreased 15.7% year-on-year to 1,288 million euros.  This decline reflects the decrease of feature phone sales which was only partially offset by an increase in smartphone sales.  The sales were negatively impacted by weaker holiday sales in developed economies, and certain component shortages resulting from the Floods.  Loss before taxes of 233 million euros was recorded compared to income of 29 million euros in the same quarter of the previous year.  This was due to changes in product and geographic mix, intense smartphone price competition, and restructuring charges.  Restructuring charges for the quarter were 78 million euros compared to 10 million euros in the same quarter of the previous year.  A net loss of 853 million euros was recorded, compared to income of 7 million euros in the same quarter of the previous fiscal year.  This was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euros against certain of its deferred tax assets as well as deterioration in its income (loss) before taxes.

Sony Ericsson evaluates its deferred tax assets on a tax jurisdiction basis.  In Sweden, Sony Ericsson is in a cumulative loss as of December 31, 2011.  Under U.S. GAAP, a cumulative loss is considered significant negative evidence regarding the realizability of deferred tax assets.  Based on the weight of negative evidence above and the available positive evidence which is objectively verifiable, Sony Ericsson determined in the current quarter that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Sweden.

Under the equity method, in the current quarter Sony reflected 50%, or 33.0 billion yen (424 million U.S. dollars), of the valuation allowance in equity in net loss of affiliated companies in its consolidated financial results on a U.S. GAAP basis.　As a result, Sony recorded equity in net loss of Sony Ericsson of 43.1 billion yen (552 million U.S. dollars) for the current quarter, compared to equity income of 0.4 billion yen in the same quarter of the previous fiscal year.

Consolidated Results for the Nine Months ended December 31, 2011

For Consolidated Statements of Income and Business Segment Information for the nine months ended December 31, 2011 and 2010, please refer to pages F-3 and F-7 respectively.

Sales for the nine months ended December 31, 2011 (“the current nine months”) decreased 12.6% year-on-year to 4,892.8 billion yen (62,728 million U.S. dollars).  This was primarily due to a decrease in sales in the CPS and PDS segments as described below.

During the current nine months, the average rates of the yen were 78.0 yen against the U.S. dollar and 109.1 yen against the euro, which were 10.1% and 2.5% higher, respectively, as compared with the same period in the previous fiscal year.  On a local currency basis, consolidated sales decreased 8%.  For references to sales on a local currency basis, see Note on page 11.

In the CPS segment, sales decreased significantly due to lower sales of products such as LCD televisions and digital imaging products including digital cameras.  In the PDS segment, sales decreased significantly mainly in components, reflecting the impact of the Earthquake on batteries and storage media, as well as the impact of the Floods that resulted in lower demand from commercial customers.  In the Pictures segment, despite the appreciation of the yen, sales increased due to the sale of a participation interest in Spider-Man merchandising rights, higher revenues for U.S. network and made-for-cable programming, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the same period of the previous fiscal year, and higher advertising revenues from SPE’s television networks in India.  In the Music segment, sales decreased primarily due to the impact of the appreciation of the yen.  In the Financial Services segment, revenue was essentially flat year-on-year.  This was primarily due to higher revenue at Sony Life resulting from an increase in insurance premium revenue, partially offset by lower revenue at SFI, mainly resulting from the deconsolidation of its lease and rental business in the third quarter of the previous fiscal year.

Operating loss of 65.9 billion yen (844 million U.S. dollars) was recorded, compared to operating income of 273.2 billion yen in the same period of the previous fiscal year.  This was primarily due to deterioration in operating results in the CPS and PDS segments as described below.

In the CPS segment, operating results deteriorated significantly year-on-year and an operating loss was recorded primarily due to a decrease in gross profit as a result of significantly lower sales, deterioration in the cost of sales ratio, and a deterioration in equity in net income (loss) of affiliated companies, partially offset by a decrease in selling, general and administrative expenses, as well as favorable foreign exchange rates.  The current nine month operating loss in the CPS segment includes additional LCD panel related expenses of 22.8 billion yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD as well as the impairment loss of 10.7 billion yen (137 million U.S. dollars) (for further details, see Note **** on page 2) associated with LCD television assets.  In the PDS segment, operating results deteriorated significantly year-on-year and an operating loss was recorded, primarily due to deterioration in the cost of sales ratio and a decrease in gross profit due to lower sales, partially offset by a decrease in selling, general and administrative expenses. In the Pictures segment, despite the relative underperformance of the current year’s film slate, operating income increased significantly primarily due to the sale of the interest in Spider-Man merchandising rights mentioned above, the contributions from higher advertising revenues from SPE’s television networks in India and higher revenues from U.S. network and made-for-cable programming.  In the Music segment, operating income was essentially flat primarily due to lower sales of key releases and higher restructuring charges, partially offset by a benefit from the recognition of digital license revenues and lower overhead costs.  In the Financial Services segment, operating income decreased primarily due to lower net gains on sales of securities in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 35.0 billion yen (449 million U.S. dollars) for the current nine months compared to 39.7 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income (loss), was 112.5 billion yen (1,442 million U.S. dollars) compared to equity in net income of 14.3 billion yen in the same period of the previous fiscal year.  Sony recorded equity in net loss of 67.5 billion yen (865 million U.S. dollars) for S-LCD during the current nine months compared to income of 8.9 billion yen in the same period of the previous fiscal year.  This was primarily due to the impairment loss of 63.4 billion yen (813 million U.S. dollars) on the shares of S-LCD, which were sold in January 2012.  Sony recorded equity in net loss of 46.2 billion yen (592 million U.S. dollars) for Sony Ericsson during the current nine months compared to income of 3.6 billion yen in the same period of the previous fiscal year.  This was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euros against certain of its deferred tax assets (Sony reflected 50%, or 33.0 billion yen (424 million U.S. dollars) of this valuation allowance in equity in net loss of affiliated companies in Sony’s consolidated financial results; for further explanation, see “Sony Ericsson” on page 7), as well as a decrease in volume caused by certain component shortages as a result of natural disasters in Japan and Thailand and by the lower number of feature phones shipped.

As a result of the Floods, Sony recorded charges of approximately 4.6 billion yen (59 million U.S. dollars), consisting principally of idle facility costs at manufacturing sites.  Regarding other impact of the Floods, see page 3.

The net effect of other income and expenses was an expense of 16.8 billion yen (215 million U.S. dollars) primarily due to a decrease in net foreign exchange gain, a decrease of 16.8 billion yen compared to the same period of the previous fiscal year.

Income (loss) before income taxes was a loss of 82.7 billion yen (1,060 million U.S. dollars) due to the lower operating results noted above, compared to income of 273.2 billion yen recorded in the same period of the previous fiscal year.

Income taxes: During the current nine months, Sony recorded 74.8 billion yen (959 million U.S. dollars) of income tax expense.  Income tax expense was recorded despite the net loss before income taxes primarily due to Sony continuing to not recognize the tax benefits associated with losses at Sony Corporation and its national tax filing group in Japan which established a valuation allowance against certain deferred tax assets and equity in net loss of affiliated companies being reported net of income taxes.  Partially offsetting these factors was a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities and a corresponding income tax benefit of 32.7 billion yen (420 million U.S. dollars).  The majority of the net tax benefits relates to the Financial Services segment.

Net loss attributable to Sony Corporation’s stockholders for the current nine months was 201.4 billion yen (2,583 million U.S. dollars), compared to net income of 129.2 billion yen in the same period of the previous fiscal year.

Cash Flows (for the nine months ended December 31, 2011)

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14, respectively.

Operating Activities: During the current nine months, there was a net cash inflow of 283.8 billion yen (3,638 million U.S. dollars) from operating activities, a decrease of 120.1 billion yen, or 29.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 41.7 billion yen (534 million U.S. dollars) for the current nine months, a decrease of 89.0 billion yen, or 68.1% year-on-year.  This decrease was mainly due to deterioration in cash from net income after taking into account depreciation and amortization and equity in net income (loss) of affiliated companies, as well as a decrease in notes and accounts payable, trade, compared to an increase in the same period of the previous fiscal year.  This was partially offset by a smaller increase in inventories, a decrease in receivables, included in other current assets, from third-party original equipment and design manufacturers, compared to an increase in the same period of the previous fiscal year, and a smaller increase in notes and accounts receivable, trade.  During the current quarter, there was a receipt of a 50.6 billion yen (648 million U.S. dollars) advance payment from a commercial customer.

The Financial Services segment had a net cash inflow of 250.0 billion yen (3,205 million U.S. dollars), a decrease of 32.2 billion yen, or 11.4% year-on-year.  This decrease was primarily due to an increase in receivables, other, included in other current assets, as a result of outsourcing the collection of Sony Life insurance premiums to a third-party agency.  This was partially offset by an increase in revenue from insurance premiums, reflecting higher policy amounts in force at Sony Life.

Investing Activities: During the current nine months, Sony used 607.2 billion yen (7,784 million U.S. dollars) of net cash in investing activities, an increase of 24.8 billion yen, or 4.3% year-on-year.

For all segments excluding the Financial Services segment, 242.2 billion yen (3,105 million U.S. dollars) was used, an increase of 142.0 billion yen, or 141.8% year-on-year.  This increase was primarily due to an increase in the purchase of semiconductor manufacturing equipment in the current nine months, as well as proceeds from the sale of a portion of Sony’s equity interest in the Nitra factory in Slovakia in the same period of the previous fiscal year.

The Financial Services segment used 360.7 billion yen (4,624 million U.S. dollars) of net cash, a decrease of 107.6 billion yen, or 23.0% year-on-year.  This decrease was mainly due to a smaller increase in payments for investments and advances associated with portfolio changes in the securities investments held by Sony Life, partially offset by a decrease in proceeds from sales or return of investments and collections of advances.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the current period was 200.5 billion yen (2,571 million U.S. dollars), a 231.1 billion yen deterioration from cash generated in the same period of the previous fiscal year.

Financing Activities: During the current nine months, 159.5 billion yen (2,045 million U.S. dollars) of net cash was generated by financing activities, compared to 10.3 billion yen of net cash used in the same period of the previous fiscal year.  For all segments excluding the Financial Services segment, there was a 33.5 billion yen (430 million U.S. dollars) net cash inflow, compared to a 158.5 billion yen net cash outflow in the same period of the previous fiscal year.  This was primarily due to an increase in short term borrowings, a decrease in the redemption of corporate bonds and the absence of repayment of syndication loans undertaken in the same period of the previous fiscal year.  In the Financial Services segment, financing activities generated 113.8 billion yen (1,459 million U.S. dollars) of net cash, a decrease of 11.4 billion yen, or 9.1% year-on-year.  This decrease was primarily due to a smaller increase in deposits from customers at Sony Bank, partially offset by an increase in short-term borrowings compared to a decrease in the same period of the previous fiscal year.  During the current quarter, there was an issuance of 10.0 billion yen (128 million U.S. dollars) of corporate bonds of SFH.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2011 was 801.7 billion yen (10,278 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 631.6 billion yen (8,097 million U.S. dollars) at December 31, 2011, a decrease of 215.8 billion yen, or 25.5%, compared with the balance as of March 31, 2011.  This was a decrease of 142.3 billion yen, or 18.4%, compared with the balance as of December 31, 2010.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 737.0 billion yen (9,449 million U.S. dollars) of unused committed lines of credit with financial institutions.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 170.1 billion yen (2,181 million U.S. dollars) at December 31, 2011, an increase of 3.1 billion yen, or 1.9%, compared with the balance as of March 31, 2011.  This was an increase of 24.2 billion yen, or 16.6%, compared with the balance as of December 31, 2010.

*  Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2010	2011	2011

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥403.9	¥283.8	$3,638
Net cash used in investing activities reported in the consolidated statements of cash flows	(582.4)	(607.2)	(7,784)
	(178.5)	(323.4)	(4,146)

Less: Net cash provided by operating activities within the Financial Services segment	282.2	250.0	3,205
Less: Net cash used in investing activities within the Financial Services segment	(468.3)	(360.7)	(4,624)
Eliminations **	23.0	12.2	156

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities	¥30.6	¥(200.5)	$(2,571)

** Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter and nine month period of the previous fiscal year to local currency-denominated monthly sales in the current quarter and nine month period.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2012

The forecast for consolidated results for the fiscal year ending March 31, 2012, as announced on November 2, 2011, has been revised as per the table below.
	(Billions of yen)
	February Forecast	Change from November Forecast	November Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Sales and operating revenue	¥6,400	-1.5%	¥6,500	-10.9%	¥7,181.3
Operating income (loss)	(95)	-	20	-	199.8
Income (loss) before income taxes	(115)	-	10	-	205.0
Net income (loss) attributable to Sony Corporation’s stockholders	(220)	-	(90)	-	(259.6)

Assumed foreign currency exchange rates for the fourth quarter ending March 31, 2012: approximately 77 yen against the U.S. dollar and approximately 100 yen against the euro.  (Assumed foreign exchange rates used in the November forecast for the second half of the fiscal year: approximately 75 yen against the U.S. dollar and approximately 105 yen against the euro.)

Consolidated sales for the fiscal year ending March 31, 2012 are expected to be 6,400 billion yen, slightly below the November forecast.  This change is mainly due to lower expected sales, mainly in the CPS segment, resulting primarily from deterioration in the operating environment in developed countries.

Consolidated operating loss is expected to be 95 billion yen, compared to the November forecast of 20 billion yen in operating income.  The primary reasons for this change are as follows:

–
Consolidated operating results are expected to be approximately 20 billion yen below the November forecast due to unfavorable foreign exchange rates.  (The impact of foreign exchange rates is included in each segment below.)

–
Operating results in the CPS segment are expected to be approximately 90 billion yen below the November forecast.  This is primarily due to the recording of a 63.4 billion yen impairment loss on Sony’s shares of S-LCD (see page 4 for details) and lower expected sales of digital imaging products, including digital cameras, and PCs, mainly reflecting the impact of the Floods.

–	Operating results in the PDS segment are expected to be approximately 10 billion yen above the November forecast due to the benefit of additional expense reductions including fixed costs.

–	The forecasts for operating income in the Pictures, Music, and Financial Services segments have remained unchanged from the November forecast.

–
Due to increased competition in the mobile phone markets, operating results from Sony Ericsson are expected to be approximately 5 billion yen below the November forecast.  Moreover, the 33.0 billion yen charge (50% of the 654 million euro valuation allowance recorded under U.S. GAAP on certain deferred tax assets at Sony Ericsson in the current quarter (see page 7 for details)), was not included in the November forecast.  However, Sony expects no change to the full fiscal year forecast as the aforementioned charge is expected to be offset by an increase, compared to the November forecast, of the non-cash gain due to remeasurement of the 50% equity interest Sony currently holds in Sony Ericsson at fair value once that entity is fully consolidated within Sony, which is expected to occur in February 2012.  The amount of the non-cash gain is currently expected to be approximately 90 billion yen and will be recorded in operating income (loss).

Since Sony expects to fully consolidate Sony Ericsson in February 2012, the February and March 2012 results of Sony Ericsson are not included in the equity in net income (loss) forecast for the fourth quarter ending March 31, 2012.  The two month results of Sony Ericsson are included in Sony’s consolidated results forecast as a wholly-owned subsidiary.  The full impact of this consolidation is still being evaluated by management. The latest fiscal year forecast of Sony Ericsson’s results is based on the current judgment of management based on the information available as of February 2, 2012.

Equity in net income (loss) of affiliated companies recorded within operating income (loss) is expected to deteriorate approximately 100 billion yen compared to the November forecast.  This deterioration is primarily due to the 63.4 billion yen impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and the recording of the 33.0 billion yen charge on certain deferred tax assets at Sony Ericsson, both of which were not included in the November forecast.

The negative impact on operating results of the Floods is currently expected to be incurred primarily in the CPS and PDS segments.  After giving effect to insurance policies that Sony has in place, Sony expects the full fiscal year negative impact, net of insurance, to be approximately 70 billion yen.  The increase from the approximately 25 billion yen net impact anticipated in November is primarily due to the wider scope of the damage from the Floods and the longer time required to determine the amount of damage, resulting in a change in the timing of the recording of certain insurance proceeds (which will be delayed until the next fiscal year).  The net impact of the Floods is still being evaluated.  However, for purposes of the forecast, it is calculated based on the current judgment of management based on the information available as of February 2, 2012.

Income (loss) before income taxes is expected to be 125 billion yen below the November forecast because operating income (loss) is expected to be significantly below the November forecast.

Net loss attributable to Sony Corporation’s stockholders is expected to deteriorate by 130 billion yen below the November forecast primarily due to lower income (loss) before income taxes compared to the November forecast.

The current fiscal year’s forecast for capital expenditures and research and development expenses has been revised as per the table below from the forecast announced on November 2, 2011.  The current fiscal year’s forecast for depreciation and amortization remains unchanged.

	(Billions of yen)
	February Forecast	Change from November Forecast	November Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Capital expenditures (additions to Property, Plant and Equipment)*	¥320	-3.0%	¥330	+56.2%	¥204.9
Depreciation and amortization**	340	-	340	+4.5	325.4
[for Property, Plant and Equipment (included above)	230	-	230	+7.8	213.4	]
Research and development expenses	440	-2.2	450	+3.1	426.8

*	Investments in equity affiliates are not included within capital expenditures.
**	Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	February Forecast	Change from November Forecast	November Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Operating income (loss)	¥(95)	-%	¥20	-%	¥199.8
Less: Equity in net income (loss) of affiliated companies*	(115)	-	(15)	-	14.1
Add: Restructuring charges, net, recorded within operating expenses	55	+10.0	50	-18.0	67.1
Add: LCD television asset impairment**	13	-	13	-	-
Operating income, as adjusted	¥88	-10.2%	¥98	-65.2%	¥252.8

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

* Equity in net loss of affiliated companies for the third quarter ended December 31, 2011 includes an impairment loss of 63.4 billion on Sony’s shares of S-LCD which were sold in January 2012, and a 33.0 billion yen charge, 50% of a valuation allowance which Sony Ericsson recorded under U.S. GAAP against certain of its net deferred tax assets.  They are included in the February forcast of equity in net income (loss) of affiliated companies.  For further details, see pages 4 and 7.

** The 13.0 billion yen asset impairment, a non-cash charge recorded within operating results, is primarily due to the estimated fair value of long-lived assets associated with the LCD television asset group being lower than net book value.  The corresponding estimated future cash flows leading to the impairment charge reflect the impact of the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  In addition, included in the forecast are long-lived assets which are expected to be acquired in the remainder of the current fiscal year and subject to impairment within the LCD television asset group.  Sony has not included these losses on impairment in restructuring charges.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations since January 1, 2012, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be through the end of the current fiscal year.  Accordingly, these market fluctuations could further impact the current forecast.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/11q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from	December 31
ASSETS	2011	2011	March 31, 2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥801,708	¥-212,704	$10,278
Marketable securities	646,171	616,058	-30,113	7,898
Notes and accounts receivable, trade	834,221	926,384	+92,163	11,877
Allowance for doubtful accounts and sales returns	(90,531)	(80,349)	+10,182	(1,030)
Inventories	704,043	659,446	-44,597	8,454
Other receivables	215,181	173,854	-41,327	2,229
Deferred income taxes	133,059	95,030	-38,029	1,218
Prepaid expenses and other current assets	387,490	450,862	+63,372	5,781
Total current assets	3,844,046	3,642,993	-201,053	46,705

Film costs	275,389	269,953	-5,436	3,461

Investments and advances:
Affiliated companies	221,993	105,968	-116,025	1,359
Securities investments and other	5,670,662	6,056,081	+385,419	77,642
	5,892,655	6,162,049	+269,394	79,001

Property, plant and equipment:
Land	145,968	140,691	-5,277	1,804
Buildings	868,615	824,786	-43,829	10,574
Machinery and equipment	2,016,956	1,939,983	-76,973	24,872
Construction in progress	53,219	30,354	-22,865	389
	3,084,758	2,935,814	-148,944	37,639
Less-Accumulated depreciation	2,159,890	2,011,684	-148,206	25,791
	924,868	924,130	-738	11,848
Other assets:
Intangibles, net	391,122	363,114	-28,008	4,655
Goodwill	469,005	452,306	-16,699	5,799
Deferred insurance acquisition costs	428,262	432,686	+4,424	5,547
Deferred income taxes	239,587	197,120	-42,467	2,527
Other	460,054	471,649	+11,595	6,047
	1,988,030	1,916,875	-71,155	24,575
Total assets	¥12,924,988	¥12,916,000	¥-8,988	$165,590

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥53,737	¥206,507	¥ +152,770	$2,648
Current portion of long-term debt	109,614	254,311	+144,697	3,260
Notes and accounts payable, trade	793,275	663,567	-129,708	8,507
Accounts payable, other and accrued expenses	1,013,037	945,794	-67,243	12,126
Accrued income and other taxes	79,076	122,899	+43,823	1,576
Deposits from customers in the banking business	1,647,752	1,687,534	+39,782	21,635
Other	430,488	414,541	-15,947	5,314
Total current liabilities	4,126,979	4,295,153	+168,174	55,066

Long-term debt	812,235	630,565	-181,670	8,084
Accrued pension and severance costs	271,320	274,845	+3,525	3,524
Deferred income taxes	306,227	261,142	-45,085	3,348
Future insurance policy benefits and other	4,225,373	4,510,316	+284,943	57,825
Other	226,952	270,018	+43,066	3,462
Total liabilities	9,969,086	10,242,039	+272,953	131,309

Redeemable noncontrolling interest	19,323	18,419	-904	236

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,921	630,923	+2	8,089
Additional paid-in capital	1,159,666	1,159,745	+79	14,869
Retained earnings	1,566,274	1,352,284	-213,990	17,337
Accumulated other comprehensive income	(804,204)	(910,736)	-106,532	(11,677)
Treasury stock, at cost	(4,670)	(4,632)	+38	(59)
	2,547,987	2,227,584	-320,403	28,559

Noncontrolling interests	388,592	427,958	+39,366	5,486
Total equity	2,936,579	2,655,542	-281,037	34,045
Total liabilities and equity	¥12,924,988	¥12,916,000	¥-8,988	$165,590

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥1,980,721	¥1,588,421		$20,365
Financial services revenue	207,030	219,374		2,812
Other operating revenue	18,495	15,081		193
	2,206,246	1,822,876	-17.4%	23,370
Costs and expenses:
Cost of sales	1,492,388	1,262,557		16,186
Selling, general and administrative	403,047	355,674		4,560
Financial services expenses	173,780	186,421		2,390
(Gain) loss on sale, disposal or impairment of assets and other, net	2,099	1,155		15
	2,071,314	1,805,807	-12.8	23,151

Equity in net income (loss) of affiliated companies	2,590	(108,797)	-	(1,395)

Operating income (loss)	137,522	(91,728)	-	(1,176)

Other income:
Interest and dividends	2,585	2,469		31
Gain on sale of securities investments, net	888	323		4
Other	2,716	1,613		21
	6,189	4,405	-28.8	56

Other expenses:
Interest	4,556	4,983		64
Loss on devaluation of securities investments	376	2,341		30
Foreign exchange loss, net	5,528	9,386		120
Other	1,716	1,881		24
	12,176	18,591	+52.7	238

Income (loss) before income taxes	131,535	(105,914)	-	(1,358)

Income taxes	47,590	28,916		371

Net income (loss)	83,945	(134,830)	-	(1,729)

Less - Net income attributable to noncontrolling interests	11,611	24,138		309

Net income (loss) attributable to Sony Corporation's stockholders	¥72,334	¥(158,968)	-%	$(2,038)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥72.08	¥(158.40)	-%	$(2.03)
— Diluted	71.96	(158.40)	-	(2.03)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥4,948,628	¥4,236,557		$54,315
Financial services revenue	593,104	603,636		7,739
Other operating revenue	58,715	52,593		674
	5,600,447	4,892,786	-12.6%	62,728
Costs and expenses:
Cost of sales	3,729,306	3,278,103		42,027
Selling, general and administrative	1,126,212	1,021,213		13,092
Financial services expenses	485,631	516,554		6,623
(Gain) loss on sale, disposal or impairment of assets and other, net	432	30,269		388
	5,341,581	4,846,139	-9.3	62,130

Equity in net income (loss) of affiliated companies	14,323	(112,510)	-	(1,442)

Operating income (loss)	273,189	(65,863)	-	(844)

Other income:
Interest and dividends	8,265	9,084		117
Gain on sale of securities investments, net	3,463	643		8
Foreign exchange gain, net	12,203	-		-
Other	6,025	6,885		88
	29,956	16,612	-44.5	213

Other expenses:
Interest	16,518	17,544		225
Loss on devaluation of securities investments	7,059	3,155		41
Foreign exchange loss, net	-	7,436		95
Other	6,413	5,314		68
	29,990	33,449	+11.5	429

Income (loss) before income taxes	273,155	(82,700)	-	(1,060)

Income taxes	112,009	74,807		959

Net income (loss)	161,146	(157,507)	-	(2,019)

Less - Net income attributable to noncontrolling interests	31,929	43,940		564

Net income (loss) attributable to Sony Corporation's stockholders	¥129,217	¥(201,447)	-%	$(2,583)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥128.76	¥(200.73)	-%	$(2.57)
— Diluted	128.58	(200.73)	-	(2.57)

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2010	¥2,965,905	¥319,650	¥3,285,555
Exercise of stock acquisition rights	132	14	146
Stock based compensation	1,365		1,365

Comprehensive income:
Net income	129,217	31,929	161,146
Other comprehensive income, net of tax
Unrealized gains (losses) on securities	(1,293)	1,180	(113)
Unrealized losses on derivative instruments	(332)		(332)
Pension liability adjustment	8,302		8,302
Foreign currency translation adjustments	(170,422)	(909)	(171,331)
Total comprehensive income (loss)	(34,528)	32,200	(2,328)

Dividends declared	(12,544)	(5,280)	(17,824)
Transactions with noncontrolling interests shareholders and other	46	(168)	(122)
Balance at December 31, 2010	¥2,920,376	¥346,416	¥3,266,792

Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	163	167
Stock based compensation	1,548		1,548

Comprehensive income:
Net income (loss)	(201,447)	43,940	(157,507)
Other comprehensive income, net of tax
Unrealized gains on securities	7,252	2,546	9,798
Unrealized gains on derivative instruments	1,774		1,774
Pension liability adjustment	(957)		(957)
Foreign currency translation adjustments	(114,601)	(1,009)	(115,610)
Total comprehensive income (loss)	(307,979)	45,477	(262,502)

Dividends declared	(12,545)	(6,515)	(19,060)
Transactions with noncontrolling interests shareholders and other	(1,431)	241	(1,190)
Balance at December 31, 2011	¥2,227,584	¥427,958	¥2,655,542

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2011	$32,667	$4,982	$37,649
Exercise of stock acquisition rights	-	2	2
Stock based compensation	20		20

Comprehensive income:
Net income (loss)	(2,583)	564	(2,019)
Other comprehensive income, net of tax
Unrealized gains on securities	93	32	125
Unrealized gains on derivative instruments	23		23
Pension liability adjustment	(12)		(12)
Foreign currency translation adjustments	(1,469)	(13)	(1,482)
Total comprehensive income (loss)	(3,948)	583	(3,365)

Dividends declared	(161)	(83)	(244)
Transactions with noncontrolling interests shareholders and other	(19)	2	(17)
Balance at December 31, 2011	$28,559	$5,486	$34,045

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)	¥161,146	¥(157,507)	$(2,019)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	245,637	244,283	3,132
Amortization of film costs	170,386	124,263	1,593
Stock-based compensation expense	1,436	1,604	21
Accrual for pension and severance costs, less payments	(18,979)	9,636	124
(Gain) loss on sale, disposal or impairment of assets and other, net	432	30,269	388
Loss on sale or devaluation of securities investments, net	3,596	2,512	33
Loss on revaluation of marketable securities held in the financial	15,032	19,300	247
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	2,345	8,762	112
in the financial services business, net
Deferred income taxes	(5,738)	(53,716)	(689)
Equity in net (income) losses of affiliated companies, net of dividends	(13,409)	129,544	1,661
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(223,114)	(150,924)	(1,935)
Increase in inventories	(161,059)	(7,055)	(90)
Increase in film costs	(175,574)	(136,785)	(1,754)
Increase (decrease) in notes and accounts payable, trade	83,727	(90,908)	(1,165)
Increase in accrued income and other taxes	38,312	31,466	403
Increase in future insurance policy benefits and other	190,550	224,435	2,877
Increase in deferred insurance acquisition costs	(51,898)	(53,961)	(692)
Increase in marketable securities held in the financial services business for trading purposes	(26,778)	(25,595)	(328)
Increase in other current assets	(96,887)	(22,904)	(294)
Increase in other current liabilities	125,478	25,900	332
Other	139,270	131,172	1,681
Net cash provided by operating activities	403,911	283,791	3,638

Cash flows from investing activities:
Payments for purchases of fixed assets	(208,803)	(272,614)	(3,495)
Proceeds from sales of fixed assets	12,628	16,955	217
Payments for investments and advances by financial services business	(1,201,350)	(737,689)	(9,458)
Payments for investments and advances (other than financial services business)	(14,772)	(16,907)	(217)
Proceeds from sales or return of investments and collections of advances	731,765	372,619	4,777
by financial services business
Proceeds from sales or return of investments and collections of advances	12,259	22,820	293
(other than financial services business)
Proceeds from sales of businesses	86,311	2,502	32
Other	(443)	5,146	67
Net cash used in investing activities	(582,405)	(607,168)	(7,784)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,341	18,961	243
Payments of long-term debt	(173,978)	(96,887)	(1,242)
Increase in short-term borrowings, net	18,221	158,340	2,030
Increase in deposits from customers in the financial services business, net	164,601	111,494	1,429
Increase in call money and bills sold in the banking business, net	10,000	—	—
Dividends paid	(25,112)	(25,108)	(322)
Other	(5,336)	(7,305)	(93)
Net cash provided by (used in) financing activities	(10,263)	159,495	2,045

Effect of exchange rate changes on cash and cash equivalents	(83,086)	(48,822)	(626)

Net decrease in cash and cash equivalents	(271,843)	(212,704)	(2,727)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	13,005

Cash and cash equivalents at end of the period	¥919,765	¥801,708	$10,278

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2010	2011	Change	2011
Consumer Products & Services
Customers	¥1,299,147	¥970,251	-25.3%	$12,439
Intersegment	19,450	26,260		337
Total	1,318,597	996,511	-24.4	12,776

Professional, Device & Solutions
Customers	272,630	243,288	-10.8	3,119
Intersegment	110,762	60,843		780
Total	383,392	304,131	-20.7	3,899

Pictures
Customers	149,016	160,426	+7.7	2,057
Intersegment	-	127		1
Total	149,016	160,553	+7.7	2,058

Music
Customers	136,229	119,671	-12.2	1,534
Intersegment	3,603	3,747		48
Total	139,832	123,418	-11.7	1,582

Financial Services
Customers	207,030	219,374	+6.0	2,812
Intersegment	2,093	722		10
Total	209,123	220,096	+5.2	2,822

All Other
Customers	115,193	103,798	-9.9	1,331
Intersegment	22,215	19,799		254
Total	137,408	123,597	-10.1	1,585

Corporate and elimination	(131,122)	(105,430)	-	(1,352)
Consolidated total	¥2,206,246	¥1,822,876	-17.4%	$23,370

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other. Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment. Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer Products & Services	¥63,528	¥(85,739)	-%	$(1,099)
Professional, Device & Solutions	9,003	(14,809)	-	(190)
Pictures	4,697	715	-84.8	9
Music	19,485	15,260	-21.7	196
Financial Services	32,734	32,590	-0.4	418
Equity in net income (loss) of Sony Ericsson	409	(43,079)	-	(552)
All Other	9,013	6,963	-22.7	89
Total	138,869	(88,099)	-	(1,129)

Corporate and elimination	(1,347)	(3,629)	-	(47)
Consolidated total	¥137,522	¥(91,728)	-%	$(1,176)

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5. Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies. Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2010	2011	Change	2011
Consumer Products & Services
Customers	¥3,034,290	¥2,441,115	-19.5%	$31,296
Intersegment	64,892	67,369		864
Total	3,099,182	2,508,484	-19.1	32,160

Professional, Device & Solutions
Customers	813,493	731,267	-10.1	9,375
Intersegment	359,686	255,933		3,281
Total	1,173,179	987,200	-15.9	12,656

Pictures
Customers	425,886	474,053	+11.3	6,078
Intersegment	-	230		3
Total	425,886	474,283	+11.4	6,081

Music
Customers	351,149	327,397	-6.8	4,197
Intersegment	9,942	9,277		119
Total	361,091	336,674	-6.8	4,316

Financial Services
Customers	593,104	603,636	+1.8	7,739
Intersegment	6,886	2,197		28
Total	599,990	605,833	+1.0	7,767

All Other
Customers	302,007	277,171	-8.2	3,553
Intersegment	54,100	49,221		632
Total	356,107	326,392	-8.3	4,185

Corporate and elimination	(414,988)	(346,080)	-	(4,437)
Consolidated total	¥5,600,447	¥4,892,786	-12.6%	$62,728

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other. Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment. Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer Products & Services	¥93,024	¥(118,606)	-%	$(1,521)
Professional, Device & Solutions	49,593	(24,816)	-	(318)
Pictures	2,733	25,621	+837.5	328
Music	35,081	33,680	-4.0	432
Financial Services	105,719	85,764	-18.9	1,100
Equity in net income (loss) of Sony Ericsson	3,633	(46,160)	-	(592)
All Other	6,191	457	-92.6	6
Total	295,974	(44,060)	-	(565)

Corporate and elimination	(22,785)	(21,803)	-	(279)
Consolidated total	¥273,189	¥(65,863)	-%	$(844)

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5. Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies. Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011

Consumer Products & Services
Televisions	¥416,914	¥238,194	-42.9%	$3,054
Home Audio and Video	110,888	89,857	-19.0	1,152
Digital Imaging	188,477	120,179	-36.2	1,541
Personal and Mobile Products	257,125	223,720	-13.0	2,868
Game	323,078	291,719	-9.7	3,740
Other	2,665	6,582	+147.0	84
Total	1,299,147	970,251	-25.3	12,439

Professional, Device & Solutions
Professional Solutions	73,398	75,305	+2.6	965
Semiconductors	93,187	89,054	-4.4	1,142
Components	104,060	76,273	-26.7	978
Other	1,985	2,656	+33.8	34
Total	272,630	243,288	-10.8	3,119

Pictures	149,016	160,426	+7.7	2,057
Music	136,229	119,671	-12.2	1,534
Financial Services	207,030	219,374	+6.0	2,812
All Other	115,193	103,798	-9.9	1,331
Corporate	27,001	6,068	-77.5	78
Consolidated total	¥2,206,246	¥1,822,876	-17.4%	$23,370

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011

Consumer Products & Services
Televisions	¥969,669	¥693,968	-28.4%	$8,897
Home Audio and Video	232,003	197,685	-14.8	2,535
Digital Imaging	523,200	394,057	-24.7	5,052
Personal and Mobile Products	659,490	569,402	-13.7	7,300
Game	636,512	575,126	-9.6	7,373
Other	13,416	10,877	-18.9	139
Total	3,034,290	2,441,115	-19.5	31,296

Professional, Device & Solutions
Professional Solutions	214,758	209,226	-2.6	2,682
Semiconductors	276,914	283,022	+2.2	3,629
Components	314,911	229,796	-27.0	2,946
Other	6,910	9,223	+33.5	118
Total	813,493	731,267	-10.1	9,375

Pictures	425,886	474,053	+11.3	6,078
Music	351,149	327,397	-6.8	4,197
Financial Services	593,104	603,636	+1.8	7,739
All Other	302,007	277,171	-8.2	3,553
Corporate	80,518	38,147	-52.6	490
Consolidated total	¥5,600,447	¥4,892,786	-12.6%	$62,728

The above tables include a breakdown of CPS segment and PDS segment sales and operating revenue to customers which is shown in the Business Segment Information on pages F-6 and F-7.  Sony management views the CPS segment and the PDS segment as single operating segments.  However, Sony believes that the breakdown of CPS segment and PDS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the tables above have been restated to conform to the current presentation.

In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services.

In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥654,682	¥557,525	-14.8%	$7,148
United States	444,892	349,785	-21.4	4,484
Europe	539,875	401,391	-25.7	5,146
China	137,324	118,360	-13.8	1,518
Asia-Pacific	198,091	159,137	-19.7	2,040
Other Areas	231,382	236,678	+2.3	3,034
Total	¥2,206,246	¥1,822,876	-17.4%	$23,370

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥1,648,955	¥1,525,999	-7.5%	$19,564
United States	1,142,356	920,739	-19.4	11,804
Europe	1,218,525	961,719	-21.1	12,330
China	437,083	386,567	-11.6	4,956
Asia-Pacific	562,151	490,359	-12.8	6,287
Other Areas	591,377	607,403	+2.7	7,787
Total	¥5,600,447	¥4,892,786	-12.6%	$62,728

The 2010 geographic information in the tables above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥167,009	¥170,115	$2,181
Marketable securities	643,171	612,615	7,854
Other	146,566	158,779	2,036
	956,746	941,509	12,071

Investments and advances	5,580,418	5,971,705	76,560
Property, plant and equipment	30,034	12,862	165
Other assets:
Deferred insurance acquisition costs	428,262	432,686	5,547
Other	66,944	44,899	576
	495,206	477,585	6,123
	¥7,062,404	¥7,403,661	$94,919
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥23,191	¥20,371	$261
Notes and accounts payable, trade	1,705	1,619	21
Deposits from customers in the banking business	1,647,752	1,687,534	21,635
Other	209,168	190,436	2,441
	1,881,816	1,899,960	24,358

Long-term debt	16,936	16,733	215
Future insurance policy benefits and other	4,225,373	4,510,316	57,825
Other	209,040	187,491	2,404
Total liabilities	6,333,165	6,614,500	84,802

Equity:
Stockholders' equity of Financial Services	727,955	787,201	10,092
Noncontrolling interests	1,284	1,960	25
Total equity	729,239	789,161	10,117
	¥7,062,404	¥7,403,661	$94,919

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥847,403	¥631,593	$8,097
Marketable securities	3,000	3,443	44
Notes and accounts receivable, trade	742,297	843,353	10,812
Other	1,314,419	1,238,441	15,878
	2,907,119	2,716,830	34,831

Film costs	275,389	269,953	3,461
Investments and advances	345,660	222,401	2,851
Investments in Financial Services, at cost	115,806	115,773	1,484
Property, plant and equipment	894,834	911,268	11,683
Other assets	1,526,389	1,444,529	18,520
	¥6,065,197	¥5,680,754	$72,830
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥152,664	¥450,050	$5,770
Notes and accounts payable, trade	791,570	661,948	8,486
Other	1,320,741	1,298,534	16,648
	2,264,975	2,410,532	30,904

Long-term debt	799,389	617,440	7,916
Accrued pension and severance costs	257,395	259,679	3,330
Other	401,938	393,499	5,044
Total liabilities	3,723,697	3,681,150	47,194

Redeemable noncontrolling interest	19,323	18,419	236

Equity:
Stockholders' equity of Sony without Financial Services	2,217,106	1,872,860	24,011
Noncontrolling interests	105,071	108,325	1,389
Total equity	2,322,177	1,981,185	25,400
	¥6,065,197	¥5,680,754	$72,830

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥801,708	$10,278
Marketable securities	646,171	616,058	7,898
Notes and accounts receivable, trade	743,690	846,035	10,847
Other	1,439,773	1,379,192	17,682
	3,844,046	3,642,993	46,705

Film costs	275,389	269,953	3,461
Investments and advances	5,892,655	6,162,049	79,001
Property, plant and equipment	924,868	924,130	11,848
Other assets:
Deferred insurance acquisition costs	428,262	432,686	5,547
Other	1,559,768	1,484,189	19,028
	1,988,030	1,916,875	24,575
	¥12,924,988	¥12,916,000	$165,590
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥163,351	¥460,818	$5,908
Notes and accounts payable, trade	793,275	663,567	8,507
Deposits from customers in the banking business	1,647,752	1,687,534	21,635
Other	1,522,601	1,483,234	19,016
	4,126,979	4,295,153	55,066

Long-term debt	812,235	630,565	8,084
Accrued pension and severance costs	271,320	274,845	3,524
Future insurance policy benefits and other	4,225,373	4,510,316	57,825
Other	533,179	531,160	6,810
Total liabilities	9,969,086	10,242,039	131,309

Redeemable noncontrolling interest	19,323	18,419	236

Equity:
Sony Corporation's stockholders' equity	2,547,987	2,227,584	28,559
Noncontrolling interests	388,592	427,958	5,486
Total equity	2,936,579	2,655,542	34,045
	¥12,924,988	¥12,916,000	$165,590

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended December 31
	2010	2011	Change	2011

Financial services revenue	¥209,123	¥220,096	+5.2%	$2,822
Financial services expenses	175,915	187,135	+6.4	2,399
Equity in net loss of affiliated companies	(474)	(371)	-	(5)
Operating income	32,734	32,590	-0.4	418
Other income (expenses), net	(35)	3	-	0
Income before income taxes	32,699	32,593	-0.3	418
Income taxes and other	12,952	(16,967)	-	(217)
Net income of Financial Services	¥19,747	¥49,560	+151.0%	$635

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended December 31
	2010	2011	Change	2011

Net sales and operating revenue	¥2,001,098	¥1,604,621	-19.8%	$20,572
Costs and expenses	1,899,993	1,621,133	-14.7	20,784
Equity in net income (loss) of affiliated companies	3,064	(108,426)	-	(1,390)
Operating income (loss)	104,169	(124,938)	-	(1,602)
Other income (expenses), net	(5,283)	(13,512)	-	(173)
Income (loss) before income taxes	98,886	(138,450)	-	(1,775)
Income taxes and other	38,021	50,341	+32.4	645
Net income (loss) of Sony without Financial Services	¥60,865	¥(188,791)	-%	$(2,420)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended December 31
	2010	2011	Change	2011

Financial services revenue	¥207,030	¥219,374	+6.0%	$2,812
Net sales and operating revenue	1,999,216	1,603,502	-19.8	20,558
	2,206,246	1,822,876	-17.4	23,370
Costs and expenses	2,071,314	1,805,807	-12.8	23,151
Equity in net income (loss) of affiliated companies	2,590	(108,797)	-	(1,395)
Operating income (loss)	137,522	(91,728)	-	(1,176)
Other income (expenses), net	(5,987)	(14,186)	-	(182)
Income (loss) before income taxes	131,535	(105,914)	-	(1,358)
Income taxes and other	59,201	53,054	-10.4	680
Net income (loss) attributable to Sony Corporation's stockholders	¥72,334	¥(158,968)	-%	$(2,038)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2010	2011	Change	2011

Financial services revenue	¥599,990	¥605,833	+1.0%	$7,767
Financial services expenses	492,974	518,963	+5.3	6,653
Equity in net loss of affiliated companies	(1,297)	(1,106)	-	(14)
Operating income	105,719	85,764	-18.9	1,100
Other income (expenses), net	(21)	154	-	2
Income before income taxes	105,698	85,918	-18.7	1,102
Income taxes and other	40,602	1,509	-96.3	20
Net income of Financial Services	¥65,096	¥84,409	+29.7%	$1,082

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2010	2011	Change	2011

Net sales and operating revenue	¥5,011,810	¥4,291,995	-14.4%	$55,026
Costs and expenses	4,861,796	4,334,063	-10.9	55,566
Equity in net income (loss) of affiliated companies	15,620	(111,404)	-	(1,428)
Operating income (loss)	165,634	(153,472)	-	(1,968)
Other income (expenses), net	5,835	(9,811)	-	(125)
Income (loss) before income taxes	171,469	(163,283)	-	(2,093)
Income taxes and other	78,633	84,120	+7.0	1,079
Net income (loss) of Sony without Financial Services	¥92,836	¥(247,403)	-%	$(3,172)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2010	2011	Change	2011

Financial services revenue	¥593,104	¥603,636	+1.8%	$7,739
Net sales and operating revenue	5,007,343	4,289,150	-14.3	54,989
	5,600,447	4,892,786	-12.6	62,728
Costs and expenses	5,341,581	4,846,139	-9.3	62,130
Equity in net income (loss) of affiliated companies	14,323	(112,510)	-	(1,442)
Operating income (loss)	273,189	(65,863)	-	(844)
Other income (expenses), net	(34)	(16,837)	-	(216)
Income (loss) before income taxes	273,155	(82,700)	-	(1,060)
Income taxes and other	143,938	118,747	-17.5	1,523
Net income (loss) attributable to Sony Corporation's stockholders	¥129,217	¥(201,447)	-%	$(2,583)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2010	2011	2011

Net cash provided by operating activities	¥282,243	¥249,998	$3,205
Net cash used in investing activities	(468,266)	(360,686)	(4,624)
Net cash provided by financing activities	125,181	113,794	1,459
Net increase (decrease) in cash and cash equivalents	(60,842)	3,106	40
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009	2,141
Cash and cash equivalents at end of the period	¥145,900	¥170,115	$2,181

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2010	2011	2011

Net cash provided by operating activities	¥130,726	¥41,695	$534
Net cash used in investing activities	(100,149)	(242,184)	(3,105)
Net cash provided by (used in) financing activities	(158,492)	33,501	430
Effect of exchange rate changes on cash and cash equivalents	(83,086)	(48,822)	(626)
Net decrease in cash and cash equivalents	(211,001)	(215,810)	(2,767)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403	10,864
Cash and cash equivalents at end of the period	¥773,865	¥631,593	$8,097

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2010	2011	2011

Net cash provided by operating activities	¥403,911	¥283,791	$3,638
Net cash used in investing activities	(582,405)	(607,168)	(7,784)
Net cash provided by (used in) financing activities	(10,263)	159,495	2,045
Effect of exchange rate changes on cash and cash equivalents	(83,086)	(48,822)	(626)
Net decrease in cash and cash equivalents	(271,843)	(212,704)	(2,727)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	13,005
Cash and cash equivalents at end of the period	¥919,765	¥801,708	$10,278

    (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of \78 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2011.

2.	As of December 31, 2011, Sony had 1,259 consolidated subsidiaries (including variable interest entities) and 89 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2010	2011
— Basic	1,003,562	1,003,581
— Diluted	1,005,168	1,003,581

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2010	2011
— Basic	1,003,552	1,003,579
— Diluted	1,004,974	1,003,579

The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.  All potential shares were excluded as anti-dilutive for the three and nine months ended December 31, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those periods.

4.	Recently adopted accounting pronouncements:
Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  This guidance is effective for Sony as of April 1, 2011.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure.  The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period.  The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The guidance is effective for Sony as of April 1, 2011.  Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There were no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  The equity results of Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the nine months ended December 31, 2011.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2011 or any prior annual or interim periods, and is not expected to be material to the annual results for the year ending March 31, 2012.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment)	¥42,153	¥62,217	$798
Depreciation and amortization expenses*1	77,962	82,717	1,060
(Depreciation expenses for property, plant and equipment)	(54,274)	(53,242)	(683)
Research and development expenses	106,080	100,587	1,290

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment) *2	¥128,218	¥230,395	$2,954
Depreciation and amortization expenses*1	245,637	244,283	3,132
(Depreciation expenses for property, plant and equipment)	(159,345)	(153,435)	(1,967)
Research and development expenses	312,093	304,854	3,908

*1 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

*2 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

(Subsequent events)

Sale of Sony's shares of S-LCD Corporation (“S-LCD”)

On January 19, 2012, Sony sold to Samsung Electronics Co., Ltd. (“Samsung”) all of its shares of S-LCD, the LCD panel manufacturing joint venture owned by the two companies, and received cash consideration of approximately 72,348 million yen (KRW 1.07 trillion) from Samsung.  A non-cash other-than-temporary impairment loss of approximately 63,414 million yen was recorded by Sony on its shares of S-LCD in the third quarter of the fiscal year ending March 31, 2012.